Exhibit 99.1

MESOBLAST KEYNOTE PRESENTATIONS TO FEATURE AT 2019 ANNUAL MEETING OF THE INTERNATIONAL SOCIETY FOR CELL AND GENE THERAPY

Melbourne, Australia; and New York, USA; May 23, 2019: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in cellular medicines for inflammatory diseases, will feature at the International Society for Cell and Gene Therapy (ISCT) annual meeting being held May 29-June 1, 2019.

In the plenary session ‘Commercial Strategies for Expanding Global Cell and Gene Therapy Access’, Mesoblast Chief Executive Dr Silviu Itescu will discuss the Company’s product pipeline and commercialization plans for its lead cell therapy remestemcel-L. The presentation will focus on potential approval and market launch of remestemcel-L in the United States for the treatment of pediatric steroid-refractory acute graft versus host disease (aGVHD), and subsequent proposed label extension for adults with aGVHD and additional indications in children and adults.

Additionally, Mesoblast’s Global Head of Research and Development, Dr Paul Simmons, will discuss the Company’s commercial scale manufacturing capabilities, its proprietary technologies, and strategies for meeting expected peak market demand.

About ISCT

Established in 1992, the International Society for Cell and Gene Therapy (ISCT) is a growing global society of clinicians, regulators, researchers, technologists and industry partners. ISCT is the global leader focused on pre-clinical and translational aspects of developing cell-based therapeutics, thereby advancing scientific research into innovative treatments for patients. ISCT offers a unique collaborative environment that addresses three key areas of translation: Academia, Regulatory and Commercialization. Through strong relationships with global regulatory agencies, academic institutions and industry partners, ISCT leads the advancement of research into standard of care. Headquartered in Canada, ISCT is comprised of over 1400 international cell and gene therapy experts across five geographic regions and representation from over 60 countries, ISCT members are part of a global community of peers, thought leaders and organizations invested in cell therapy translation. ISCT is incorporated as a not for profit organization, 501(c)(3) in Washington DC.

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) has leveraged its proprietary technology platform to establish a broad portfolio of late-stage allogeneic (off-the-shelf) product candidates with three product candidates in Phase 3 trials – acute graft versus host disease, chronic heart failure and chronic low back pain due to degenerative disc disease. Through a proprietary process, Mesoblast selects rare mesenchymal lineage precursor and stem cells from the bone marrow of healthy adults and creates master cell banks, which can be industrially expanded to produce thousands of doses from each donor that meet stringent release criteria, have lot to lot consistency, and can be used off-the-shelf without the need for tissue matching. Mesoblast has facilities in Melbourne, New York, Singapore and Texas and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). www.mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about the timing, progress and results of Mesoblast’s preclinical and clinical studies; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies; the timing or likelihood of regulatory filings and approvals; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum

Corporate Communications

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Schond Greenway

Investor Relations

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176